United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Here To Serve Holding Corp.
(Exact name of registrant as specified in its charter)

Delaware	56-1385842
(State or other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1111 Alderman Drive, Suite 210

Alpharetta, Georgia 30005

(Address of Principal Executive Offices)

(770) 521-1330

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, $0.001 par value	OTC.QB

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-reporting filer, or a smaller reporting company. See the definitions of “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer [ ]
Non-accelerated filer	[ ]	Smaller reporting company [X]

2

Item 1. Business.

Overview

Here To Serve Holding Corp., f/k/a F3 Technologies, Inc. (the “Company” or “Here To Serve,”) was incorporated in the State of Delaware as New Ithaca Corporation on September 22, 1983. Here To Serve is an Atlanta based Software-as-a-Service (SaaS) development company and application service provider that offers innovative on-demand web and mobile solutions to businesses and consumers.

Effective April 30, 2013 the Company affected a 1 for 200 reverse stock split, reducing the number of issued and outstanding common shares from 1,546,999,105 to approximately 7,734,984. The effect of this reverse stock split has been applied retroactively for all periods presented.

Until 2009, the Company focused on developing software, implementing its initial marketing strategy, and building customer relationships. In 2009, the Company transitioned to a “public business entity” when its stock began trading on the OTC Market exchange under the symbol FTCH, and took initial steps to raise adequate capital to complete its business plan. Over the next several years, the Company completed a number of successful software development contracts but failed to finalize development of its own primary priority products. As a result, revenue declined and capital market confidence in the Company diminished. On September 5, 2013, the CEO and Secretary of the Company was replaced.

On September 5, 2013, by way of a board resolution and due to a key employee’s desire to leave the Company to pursue other interests, Jeffrey Cosman (Cosman) was appointed as the CEO of the Company and replaced Francis Connor as CEO and Secretary of the Company. In an Assignment Agreement dated September 5, 2013, Connor assigned 13,000,000 shares of his personal restricted common stock and 2,000 of his personal Series “A” Preferred shares to Cosman. There was no financial consideration paid for these shares. This assignment made Mr. Cosman the controlling and majority shareholder of the Company. At the time of this filing Mr. Cosman personally and by way of controlling Legacy Waste Solutions LLC owns or controls 16 million shares which equates to roughly 50.8% of the common shares issued and outstanding. The Series A Preferred share that Mr. Cosman owns is not convertible into common shares of the Company; however, it shall entitle him to the number of votes, collectively, which shall equal seventy percent (70%) of the total number of votes that may be cast, including the votes of the issued and outstanding common stock as well as any shares of series A Preferred outstanding.

On September 5, 2013 Connor (the “Creditor”) entered into a Debt Settlement Agreement with the Company (the “Debtor”). In the Debt Settlement Agreement, the Company mitigated over $460,000 of accrued debt owed to Connor and Connor resigned all of his positions and duties with the Company, in exchange for 49% of the rights and interest in the 100% Company-owned product, FargoTube, and 10.5 shares of 44.5 shares the Company owned in Interactive Defense, LLC. As a result the Company now owns 51% of the FargoTube product and 34 shares of Interactive Defense, LLC.

FargoTube is an on-line software as a service (SaaS) video and music entertainment platform for users seeking to profit from their on-line video content in three different ways. First, FargoTube™ allows users to create and manage subscription or video based “Tubes”. Users can charge a subscription fee to access their tube and/or charge for other users to watch their proprietary content via Pay Per View, Rental and Purchase options. Revenue generated from the subscription or video “Tube” is shared between Here To Serve and the tube owner. Second, FargoTube will share a portion of ad revenue generated by “Tubes” created by users. Lastly, FargoTube will share a portion of revenue generated by the tube owners eStorefront. Target market is video content producers that own the distribution rights of their material. FargoTube is now owned 51% by Here To Serve Holding Corp. and 49% by Francis Connor. Connor is the creator and visionary behind FargoTube. In the Debt Settlement Agreement Connor agreed to settle roughly $460,000 of accrued debt and salaries owed to Connor in exchange for 49% of the rights and interest in the FargoTube product. In this respect Mr. Connor, as the creator and visionary, of the FargoTube product is still engaged in further development of the FargoTube product. Here To Serve will continue to own the other 51%. Because Here To Serve owns a simple majority of the FargoTube product, it controls the further development, deployment and decision making as it pertains to the FargoTube product. At this time there is no significant revenue or backlog to discuss in the FargoTube product. At this time there are no patents, trademarks or significant licenses to discuss.

3

Interactive Defense Solution is an online software as a service (SaaS) platform that provides an interactive 2-way communication solution to help build relationships between the residents of a city and their government officials by; improving the dissemination of information; increases efficiency & cost savings so more funds can be made available for critical activities, connects fellow public safety officers intra and intercity to improve communication in the fight against crime, enhances educational activities to keep public safety officers informed up to the minute on what to look for and provides critical information regardless of whether the public safety official is onsite or remote. Target markets are municipal governments. These customers are located in the United States.

Interactive Defense Solution is an online software as a service platform developed by Interactive Defense, LLC. Interactive Defense LLC is a joint venture of which Here To Serve Holding Corp owns 34 shares which equates to 34% of the LLC. The other majority owner of Interactive Defense, LLC is Noble Hereo’s LLC and Francis Connor. In this respect Mr. Connor, as the co-creator and co-visionary, of the Interactive Defense Solution product is still engaged in further development of the Interactive Defense Solution product. Mr. Connor and Mr. Jason Muenzer are the current Managing Directors of Interactive Defense, LLC and together comprise as the Board of Managers. Mr. Cosman as the CEO of Here To Serve will be added as a Managing Director in the coming weeks and he (Mr. Cosman) along with Mr. Muenzer and Mr. Connor will then comprises as the Board of Managers who are tasked with all decision making policies of Interactive Defense, LLC. At this time there is no significant revenue or backlog to discuss in the Interactive Defense Solution . At this time there are no patents, trademarks or significant licenses to discuss.

On September 12, 2013, the Company completed the first of many expected acquisitions. The assets of COVI Point, LLC, specifically the cConnects and cDetails application platforms, were purchased for approximately $272,000 by the issuance of restricted Company stock, cash and Convertible Notes issued to shareholders and note holders of COVI Points, LLC. Jeffrey Cosman as majority owner and Managing Director of Legacy Waste, LLC owned 70% of COVI Point, LLC.

On November 5, 2013, F3 Technologies, Inc. changed its name to Here To Serve Holding Corp which is its current name. Here To Serve is still engaged in the business of software as a service development as well as the acquisition of other revenue producing companies.

On November 18, 2013 Here To Serve announced that it has signed a Letter Of Intent (LOI) to acquire a 10 year old Solid Waste Management company in the mid-west.(our “Initial Acquisition”)

Merger Integration Strategy

As previously mentioned, on November 15th, 2013 we announced Here To Serve had entered into an LOI with a solid waste company for our Initial Acquisition. We believe this platform company is ideal for a number of reasons including the following:

Mature Company. Our Initial Acquisition is planned to be a company that is 10 years old and is concentrated in municipal contracts across the Midwest. Recently, they have moved into temporary roll off work and recycling. The company has strong EBITDA margins and will continue to be run at the local level. We believe that the combination of our maturity and proven business practices, additional capital and performance metrics will be a critical component of our future success.

Strong Operating Platform. The history of growth of our platform company will allow us to create a company with a strong, selective operating platform. The foundation of this platform is our aggressiveness and knowledge in the market.

Strong Capital Structure. Here To Serve will rely on a conservative capital structure to grow the business. Initially, we will finance our acquisitions with debt and convertible notes. If the value of our stock improves from the low pennies to the dollar range, we will use our stock as cash to continue to grow the company through acquisitions. This strong cash producing characteristic will allow us to pursue our mission of increasing shareholder value by focusing on investing in our business, paying down our debt and acquiring new companies.

4

Decentralized Management Structure. We maintain a relatively small corporate headquarters staff, relying on a decentralized management structure to minimize administrative overhead costs and to manage our day-to-day operations more efficiently. Our local management has extensive industry experience in growing, operating and managing solid waste companies and has substantial experience in their local geographic markets. Our plan is to have a President of Environmental Services, a Controller for Environmental Services, allowing the local markets to operate as autonomously as possible, with General Managers, Sales Managers, Marketing Managers/Directors and local Accountants. In addition to having a fresh – decentralized team in place, we will offer through long-term incentive programs, including stock options, our leadership team to excel in our organization. As a result of retaining experienced managers with extensive knowledge of and involvement in their local communities, we are proactive in anticipating our customers’ needs and adjusting to changes in our markets.

Integrated Operations. In the future, we seek to achieve a high rate of internalization by controlling waste streams from the point of collection through the development of Waste to Energy technology at our sites. We expect that our fully integrated markets generally will have a lower cost of operations and more favorable cash flows. Through acquisitions, landfill operating agreements and other market development activities, we can create market-specific, integrated operations typically consisting of one or more collection companies, transfer stations and landfills. We consider acquiring companies that own or operate landfills with significant permitted disposal capacity and appropriate levels of waste volume. We also seek to acquire solid waste collection companies in markets in which we don’t own or operate landfills, with the potential of adding a WTE system. In addition, we could generate internal growth in our operations by developing new landfills. In a number of our larger markets, we anticipate being required to take waste to government-controlled disposal facilities. This provides us with an opportunity to effectively compete in these markets without investing in landfill capacity. Because we do not have landfill facilities or government-controlled disposal facilities for all markets in which we provide collection services, we believe that through landfill, transfer station acquisitions and the development of WTE facilities, operating agreements, and market development, we have the opportunity to increase our waste internalization rate and further integrate our operations.

High Levels of Customer Satisfaction. We strive to provide the highest level of service to our customer base. We will use our technology developed internally (cConnects) to drive “bring the customer closer to the organization” methodology for unparalleled service. We will have municipal marketing representatives in most service areas that are responsible for working with each municipality or community to which we provide residential service to ensure customer satisfaction. Additionally, the municipal representatives organize and drive the effort to obtain new or renew municipal contracts in their service areas.

Growth Strategy

Our growth strategy focuses on increasing revenue, gaining market share and enhancing shareholder value through internal growth and acquisitions. We manage our growth strategy as follows:

Internal Growth. Our internal growth strategy focuses on retaining existing customers and obtaining commercial, municipal and industrial customers through our well-managed sales and marketing activities.

Pricing Activities. We seek to secure price increases necessary to offset increased costs, to improve our operating margins and to obtain adequate returns on our substantial investments in assets. Price increases will remain a major component of our overall future operating strategy.

Long-Term Contracts. We seek to obtain long-term contracts for collecting solid waste in markets with growing populations. These include exclusive franchise agreements with municipalities as well as commercial and industrial contracts. By obtaining such long-term agreements, we have the opportunity to grow our contracted revenue base at the same rate as the underlying population growth in these markets. In addition, we believe that by securing a base of long-term recurring revenue in growing population markets, we are better able to protect our market position from competition and our business may be less susceptible to downturns in economic conditions.

Sales and Marketing Activities. We seek to manage our sales and marketing activities to enable us to build a significant position in more markets in which we want to operate. We currently do not have sales and marketing employees in the field. For the most part, the former owner has directly solicited business from existing and prospective commercial, industrial, municipal and residential customers. We emphasize our rate and cost structures when we train new and existing sales personnel. In addition, we will utilize a state of the art customer relationship management system being developed internally within Here To Serve that assists our sales people in tracking leads. It also tracks renewal periods for potential commercial, industrial and franchise contracts.

5

Development Activities. We seek to identify opportunities to further our position in markets where we provide services for a portion of the waste stream. Where appropriate, we seek to obtain permits to build transfer stations, landfills or WTE facilities that would provide vertically integrated waste services. Development projects, while generally less capital intensive, typically require extensive permitting efforts that can take years to complete with no assurance of success. We undertake development projects when we believe there is a reasonable probability of success and where reasonably priced acquisition opportunities are not available.

Acquisition Growth. We look to acquire businesses that complement our existing business platform. Our acquisition growth strategy focuses primarily on privately held solid waste companies and the waste operations of municipal and other local governmental authorities. We believe that our ability to acquire privately held companies is enhanced by increasing competition in the solid waste industry, increasing capital requirements as a result of changes in solid waste regulatory requirements, and the limited number of exit strategies for these privately held companies’ owners and principals. We also seek to acquire operations and facilities from municipalities that are privatizing, as they seek to increase available capital and reduce risk. In addition, we will continue to evaluate opportunities to acquire operations and facilities that are being divested by other publicly owned waste companies. In sum, our acquisition growth strategy focuses primarily on the following: acquiring privately held businesses that position us for growth in existing and new markets, and acquiring privately held businesses that position us for growth in existing and new markets.

We also seek to acquire landfills, transfer stations and collection companies that operate in markets that we are already servicing in order to fully integrate our operations from collection to disposal. In addition, we have in the past and may continue in the future to exchange businesses with other solid waste companies if by doing so there is a net benefit to our business platform. These activities allow us to increase our revenue and market share, lower our cost of operations as a percentage of revenue, and consolidate duplicative facilities and functions to maximize cost efficiencies and economies of scale.

Software as a Service Division

Here To serve Holding Corp. is currently in the business of designing, developing, selling and maintaining Software as a Service platforms for B2B, B2C and C2C purposes. The following products represent the portfolio of SaaS products either offered or will be offered by Here To Serve Holding Corp.

Ascend™ Global Business System – Ascend™ is an online software as a service (SaaS) product created specifically to help businesses create a unique internet brand and marketplace for their services, gain access to new revenue sources and manage their documents in a collaborative environment. The Ascend™ SaaS solution contains customizable modules for website creation, website content management, document management, knowledge sharing and a storefront for internet e-commerce; Target market is small to mid-size business in the United States – This group of customers consists of approximately 22 million potential users in the United States.

cConnectsTM is a cloud based mobile app software as a service (SaaS) application used as a micro-scheduling solution, as well as a fleet/asset management system. It allows users in any industry to connect with their customers, vendors and internal organization without wasting time using the current switch board type operations of the current phone system. cConnects was created to maximize time for its users, reduce costs to deliver products and services, provide new technology to an aging business model, while changing the future of customer service.

Most competitors of cConnects must have a hardware and software component to make their systems work. cConnects is mobile app based. In addition, known competitors to cConnects are not cross-platform capable and take years of implementation and millions of dollars of capital to execute.

Interactive Defense Solution is an online software as a service (SaaS) platform that provides an interactive 2-way communication solution to help build relationships between the residents of a city and their government officials by; improving the dissemination of information; increases efficiency & cost savings so more funds can be made available for critical activities, connects fellow public safety officers intra and intercity to improve communication in the fight against crime, enhances educational activities to keep public safety officers informed up to the minute on what to look for and provides critical information regardless of whether the public safety official is onsite or remote. Target market is municipal governments– These customers are located in the United States.

Interactive Defense Solution is an online software as a service platform developed by Interactive Defesne, LLC. Interactive Defense LLC is a joint venture LLC of which Here To Serve Holding Corp owns 34 shares which equates to 34% of the LLC. The other majority owner of Interactive Defense, LLC is Noble Hereo’s LLC and Francis Connor.

6

Market Overview

The state and local government market is one of the largest and most decentralized IT markets in the country, consisting of all 50 states, approximately 3,000 counties, 36,000 cities and towns and 13,900 school districts. This market is also comprised of approximately 37,000 special districts and other agencies, each with specialized delegated responsibilities and unique information management requirements.

Today, a host of emerging and urgent issues are confronting local governments, each of which demands a service response. These areas include criminal justice and corrections, public safety, health and human services, and public works. Transfers of responsibility from the federal and state governments to county and municipal governments and agencies in these and other areas also place additional service and financial requirements on these local government units. In addition, constituents of local governments are increasingly demanding improved service and better access to information from public entities. As a result, local governments recognize the increasing value of information management systems and services to, among other things, improve revenue collection, provide increased access to information, and streamline delivery of services to their constituents. Local government bodies are now recognizing that “e-government” is an additional responsibility for community development. From integrated civil and criminal justice information systems, many counties and cities have benefited significantly from the implementation of jurisdiction-wide systems that allow different agencies or government offices to share data and provide a more comprehensive approach to information management. Many city and county governmental agencies also have unique individual information management requirements, which must be tailored to the specific functions of each particular office.

Products and Services

We provide a comprehensive and flexible suite of products and services that addresses the information technology needs of cities, counties, schools and other local government entities. We derive our revenues from four primary sources:

●	sales of software licenses;

●	subscription-based arrangements;

●	software services;

●	maintenance and support; and

We also offer SaaS arrangements, which utilize the “cloud”, for customers who do not wish to maintain, update and operate these systems or to make up-front capital expenditures to implement these advanced technologies. For these customers, we deliver our software using the SaaS model — the software and client data are hosted at third-party locations.

Courts and Justice

Our law enforcement systems automate police, sheriff and other law enforcement agencies functions through records management systems (RMS) searching, reporting and tracking features are integrated, allowing reliable, up-to-date access to current arrest and incarceration data, including digital mug shots.

Subscription-Based Services

Subscription-based revenue is primarily derived from our SaaS arrangements, which utilize the “cloud”.

We are able to provide the majority of our software products on our SaaS model. The customers who choose this model typically do not wish to maintain, update and operate these systems or make up-front capital expenditures to implement these advanced technologies.

Maintenance and Support

Support is provided over the phone to customers through help desks staffed by our representatives. For more complicated issues, our staff, with the customers’ permission, can log on to customers’ systems remotely. We will maintain our customers’ software largely through releases that contain improvements and incremental additions, along with updates necessary because of legislative or regulatory changes.

7

Strategy

Our objective is to grow our revenue and earnings internally, supplemented by focused strategic acquisitions. The key components of our business strategy are to:

●	Provide high quality, value–added products and services to our clients.

●	Continue to expand our product and service offerings. We continually upgrade our core software applications and expand our complementary product and service offerings to respond to technological advancements and the changing needs of our clients. We offer software products as SaaS solutions which we believe will, over time, have increasing appeal to local governments and will comprise a large percentage of our business mix.

●	Expand our customer base. We seek to establish long-term relationships with new customers primarily through our sales and marketing efforts.

●	Expand our existing customer relationships. Our existing customer base offers significant opportunities for additional sales of solutions and services that we currently offer, but that existing customers do not fully utilize. Add-on sales to existing customers typically involve lower sales and marketing expenses than sales to new customers.

●	Attract and retain highly qualified employees. We believe that the depth and quality of our operating management and staff is one of our significant strengths, and that the ability to retain such employees is crucial to our continued growth and success.

●	Pursue selected strategic acquisitions. While we expect to primarily grow internally, from time to time we selectively pursue strategic acquisitions.

Sales, Marketing, and Customers

We will market our products and services through direct sales and marketing personnel located throughout Georgia at first then the United States.

Competition

We compete with numerous local, regional, and national firms that provide or offer some or many of the same solutions and services that we provide. Many of these competitors are larger companies that may be able to offer less expensive solutions than ours. Many of these firms operate within a specific geographic area and/or in a narrow product or service niche. We also compete with national firms, some of which have greater financial and technical resources than we do, including OSSI SunGard Data Systems, Spillman Technologies, Inc. Tyler Technologies, Inc.

Suppliers

Substantially all of the computers, peripherals, printers, scanners, operating system software, office automation software, and other equipment necessary for the implementation and provision of our software systems and services are presently available from several third-party sources. Hardware is purchased on original equipment manufacturer or distributor terms at discounts from retail.

Backlog

At this time because our system is still in development we do not have any backlog.

Intellectual Property

We regard certain features of our internal operations, software, and documentation as confidential and proprietary and rely on a combination of contractual restrictions, trade secret laws and other measures to protect our proprietary intellectual property. We generally do not rely on patents. We believe that, due to the rapid rate of technological change in the computer software industry, trade secrets and copyright protection are less significant than factors such as knowledge, ability and experience of our employees, frequent product enhancements, and timeliness and quality of support services. We typically license our software products under non-exclusive license agreements which are generally non-transferable and have a perpetual term.

8

FargoTube

FargoTube is an online software as a service (SaaS) video and music entertainment platform for users seeking to profit from their on-line video content in three different ways. First, FargoTube™ allows users to create and manage subscription or video based “Tubes”. Users can charge a subscription fee to access their tube and/or charge for other users to watch their proprietary content viaPay Per View, Rental and Purchase options. Revenue generated from the subscription or video “Tube” is shared between the Company and the tube owner. Second, FargoTube™ will share a portion of ad revenue generated by “Tubes” created by users. Lastly, FargoTube™ will share a portion of revenue generated by the tube owners eStorefront. Target market is video content producers that own the distribution rights of their material –This is a global market projected to exceed $12B by 2012.

FargoTube is an online software as a service (SaaS) video and music entertainment platform which is now owned 51% by Here To Serve Holding Corp. and 49% by Francis Connor.

Ascend Global Business System

Ascend™ is an online software as a service (SaaS) product created specifically to help businesses create a unique internet brand and marketplace for their services, gain access to new revenue sources and manage their documents in a collaborative environment. The Ascend™ SaaS solution contains customizable modules for website creation, website content management, document management, knowledge sharing and a storefront for internet e-commerce; Target market is small to mid-size business in the United States.

Financial Strategy

Key components of our financial strategy will include our ability to generate free cash flow and sustain or improve our return on invested capital. With SaaS, our margins will remain strong once customers come online with each of our new products: Interactive Defense and cConnects. Our definition of free cash flow, which is not a measure determined in accordance with United States generally accepted accounting principles (GAAP), is cash provided by operating activities less purchases of property and equipment, plus proceeds from sales of property and equipment as presented in our statements of cash flows. We believe that free cash flow is a driver of shareholder value and provides useful information regarding the recurring cash provided by our operating activities after expenditures for property and equipment, net of proceeds from sales of property and equipment. It also demonstrates our ability to execute our financial strategy, which includes reinvesting in capital assets to ensure a high level of customer service, investing in capital assets to facilitate growth in our customer base and services provided, maintaining our investment grade ratings and minimizing debt, paying cash dividends and maintaining and improving our market position through business optimization. In addition, free cash flow is a key metric used to determine compensation.

Furthermore, with our initial launch of IDS and cConnects, we expect to generate total annual run-rate revenues of $4.5 million in the SaaS market, although there are no assurances that we will. We are developing and will implement incentive programs that help focus our entire company on the realization of key financial metrics of increasing free cash flow, achieving targeted earnings, maintaining and improving returns on invested capital.

Operating Strategy

We seek to build an outsourced Value Added Reseller (VAR) network to deliver our products to market. Growth will be focused on smaller law enforcement agencies with little to no capital budgets to pay for the expensive market leaders. Our operating strategy for accomplishing this goal includes the following:

●	utilize the extensive industry knowledge and experience of our executive management team,

●	utilize a decentralized management structure in overseeing day-to-day operations,

●	focus on smaller law enforcement agencies without large capital budgets,

●	utilize VAR (Value Added Resellers) as our sales execution strategy,

●	achieve high levels of customer satisfaction, and

●	Experienced Executive Management Team. We believe that we have an experienced executive management team to lead the organization into tremendous sales growth.

9

RISK FACTORS

Item 1A. Risks Related to Our Business and Industry

Defects or disruptions in our service could diminish demand for our service and subject us to substantial liability.

Because our service is complex and we have incorporated a variety of new computer hardware and software, both developed in-house and acquired from third party vendors, our service may have errors or defects that users identify after they begin using it that could result in unanticipated downtime for our subscribers and harm our reputation and our business. Internet-based services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in our service and new errors in our existing service may be detected in the future. In addition, our customers may use our service in unanticipated ways that may cause a disruption in service for other customers attempting to access their data. Since our customers use our service for important aspects of their business, any errors, defects, disruptions in service or other performance problems with our service could hurt our reputation and may damage our customers’ businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

If our security measures are breached and unauthorized access is obtained to a customer’s data or our data, our service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.

Our service involves the storage and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data to additional data centers or at any time, and result in someone obtaining unauthorized access to our data or our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our customers’ data. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our customers may authorize third party technology providers, whose applications are available through our AppExchange directory, to access their customer data. Because we do not control the transmissions between our customers and third-party AppExchange technology providers, or the processing of such data by third-party AppExchange technology providers, we cannot ensure the complete integrity or security of such transmissions or processing. Any security breach could result in a loss of confidence in the security of our service, damage our reputation, lead to legal liability and negatively impact our future sales.

Weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions. The United States and other key international economies have been impacted by a severe recession, characterized by falling demand for a variety of goods and services, restricted credit, going concern threats to financial institutions, major multinational companies and medium and small businesses, poor liquidity, declining asset values, reduced corporate profitability, extreme volatility in credit, equity and foreign exchange markets and bankruptcies. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our enterprise cloud computing application service, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect renewal rates, all of which could adversely affect our operating results. In addition, in a weakened economy, companies that have competing products may reduce prices which could also reduce our average selling prices and harm our operating results.

Because we recognize revenue from subscriptions for our service over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our operating results.

We generally recognize revenue from customers ratably over the terms of their subscription agreements. As a result, most of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be immediately reflected in our revenue results for that quarter. Such a decline, however, will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect the changes in revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service, and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

10

If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

Due to our evolving business model, the unpredictability of new markets that we enter and unpredictability of future general economic and financial market conditions, we may not be able to accurately forecast our rate of growth. We plan our expense levels and investment on estimates of future revenue and future anticipated rate of growth. We may not be able to adjust our spending quickly enough if the addition of new subscriptions or the renewal rate for existing subscriptions falls short of our expectations.

As a result, we expect that our revenues, operating results and cash flows may fluctuate significantly on a quarterly basis. Our recent revenue growth rates may not be sustainable and may decline in the future. We believe that period-to-period comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

We cannot accurately predict subscription renewal or upgrade rates and the impact these rates may have on our future revenue and operating results.

Our customers have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period, which is typically 12 to 24 months, and in fact, some customers have elected not to renew. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths, or renew for lower cost editions of our service. We cannot accurately predict renewal rates, particularly for our enterprise customers who purchase a large number of subscriptions under multi-year contracts and for our small and medium size business customers. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our service, customers’ ability to continue their operations and spending levels, decreases in the number of users at our customers and deteriorating general economic conditions. If our customers do not renew their subscriptions for our service or reduce the number of paying subscriptions at the time of renewal, our revenue will decline and our business will suffer.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our service to our current customers. This may also require increasingly sophisticated and costly sales efforts that are targeted at senior management. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to upsell to our customers are not successful, our business may suffer.

We have been and may in the future be sued by third parties for alleged infringement of their proprietary rights.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We may receive in the future communications from third parties claiming that we have infringed on the intellectual property rights of others. We may in the future be sued by third parties for alleged infringement of their proprietary rights. Our technologies may not be able to withstand any third-party claims or rights against their use. The outcome of any litigation is inherently uncertain. Any intellectual property claims, including the one referenced above, with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing our business plan and could require us to change our technology, change our business practices and/or pay monetary damages or enter into short- or long-term royalty or licensing agreements which may not be available in the future at the same terms or at all. In addition, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim. Any adverse determination related to intellectual property claims or litigation could prevent us from offering our service to others, could be material to our net income or cash flows of a particular quarter or could otherwise adversely affect our operating results.

Our quarterly results can fluctuate and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly operating results are likely to fluctuate. The year-over-year compounding effect of this seasonality in billing patterns and overall new business causes the value of invoices that we generate in the fourth quarter to continually increase in proportion to our billings in the other three quarters of our fiscal years.

11

Moreover, we may also fail to meet or exceed the expectations of securities analysts or investors, and the market price of our common stock or the trading price of the notes could decline. Moreover, our stock price may be based on expectations of our future performance that may be unrealistic or that may not be met. Some of the important factors that may cause our revenues, operating results and cash flows to fluctuate from quarter to quarter include:

●	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

●	the renewal rates for our service;

●	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

●	the number of new employees added;

●	changes in our pricing policies whether initiated by us or as a result of intense competition;

●	the cost, timing and management effort for the introduction of new features to our service;

●	the rate of expansion and productivity of our sales force;

●	the length of the sales cycle for our service;

●	new product and service introductions by our competitors;

●	our success in selling our service to large enterprises;

●	variations in the revenue mix of editions of our service;

●	technical difficulties or interruptions in our service;

●	expenses related to increasing our data center capacity and expanding our data centers domestically and internationally;

●	changes in foreign currency exchange rates;

●	changes in interest rates, which would impact our return on our investments in cash and marketable securities;

●	conditions, particularly sudden changes, in the financial markets have and may continue to impact the value of and access to our investment portfolio;

●	changes in the effective tax rates;

●	general economic conditions could adversely affect either our customers’ ability or willingness to purchase additional subscriptions or upgrade their service, or delay a prospective customers’ purchasing decision, or reduce the value of new subscription contracts, or affect renewal rates, all of which could adversely affect our operating results;

●	timing of additional investments in our enterprise cloud computing application service and in our consulting service;

●	changes in deferred revenue balances due to the seasonal nature of our customer invoicing, changes in the average duration of our invoices, rate of renewals and the rate of new business growth;

●	regulatory compliance costs;

●	the timing of customer payments and payment defaults by customers;

●	costs associated with acquisitions of companies and technologies;

●	extraordinary expenses such as litigation or other dispute-related settlement payments;

●	the impact of new accounting pronouncements; and

●	the timing of stock awards to employees and the related adverse financial statement impact of having to expense those stock awards ratably over their vesting schedules.

Many of these factors are not within our control, and the occurrence of one or more of them might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

As we acquire companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. Acquisitions and investments involve numerous risks, including:

●	the potential failure to achieve the expected benefits of the combination or acquisition;

●	difficulties in and the cost of integrating operations, technologies, services and personnel;

●	diversion of financial and managerial resources from existing operations;

●	risk of entering new markets in which we have little or no experience;

●	potential write-offs of acquired assets or investments;

●	potential loss of key employees;

●	inability to generate sufficient revenue to offset acquisition or investment costs;

●	the inability to maintain relationships with customers and partners of the acquired business;

●	the difficulty of incorporating acquired technology and rights into our products and services and of maintaining quality standards consistent with our brand;

●	potential unknown liabilities associated with the acquired businesses;

●	unanticipated expenses related to acquired technology and its integration into existing technology;

12

●	negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets and deferred compensation, and the loss of acquired deferred revenue;

●	delays in customer purchases due to uncertainty;

●	the need to implement controls, procedures and policies appropriate for a public company at companies that prior to the acquisition lacked such controls, procedures and policies; and

●	challenges caused by distance, language and cultural differences.

In addition, if we finance acquisitions by issuing additional convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on computer hardware purchased or leased and software licensed from third parties in order to offer our service. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

The market for our technology delivery is immature and volatile, and if it develops more slowly than we expect, our business could be harmed.

The market for computing application services is not as mature as the market for packaged enterprise software, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of enterprise cloud computing application services in general, and for Software as a Service (SaaS) in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to an enterprise cloud computing application service. Furthermore, some enterprises may be reluctant or unwilling to use enterprise cloud computing application services because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these services. If enterprises do not perceive the benefits of enterprise cloud computing application services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results. In addition, we may make errors in predicting and reacting to relevant business trends, which could harm our business. Our success also depends on the willingness of third- party developers to build applications that are complementary to our service. Without the development of these applications, both current and potential customers may not find our service sufficiently attractive. In addition, for those customers who authorize third-party technology partners access to their data, we do not warrant the functionality, security and integrity of the data transmission or processing. Despite contract provisions to protect us, customers may look to us to support and warrant the third-party applications, which may expose us to potential claims, liabilities and obligations for applications we did not develop or sell.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for enterprise SaaS business applications and development platforms is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete primarily with vendors of packaged SaaS software, whose software is installed by the customer directly, and companies offering on-demand SaaS applications. We also compete with internally developed applications and face, or expect to face, competition from enterprise software vendors and online service providers who may develop toolsets and products that allow customers to build new applications that run on the customers’ current infrastructure or as hosted services. Our current principal competitors include:

●	enterprise software application vendors including Microsoft Corporation, Oracle Corporation, and SAP AG;

●	on-demand SaaS application service providers such as Microsoft Corporation, NetSuite, Inc., Oracle Corporation, RightNow Technologies, Inc. and SAP AG;

●	enterprise application service providers including IBM Corporation and Oracle Corporation;

●	traditional platform development environment companies, including established vendors, such as IBM Corporation, Microsoft Corporation, and Oracle Corporation; and

●	cloud computing development platform companies, including some with whom we are partners, others such as Microsoft Corporation, which has initiated plans to enter this market, and a variety of smaller start up companies that have invested in cloud computing technology.

13

We believe that as enterprise software application and platform vendors shift more of their focus to cloud computing, they will be a greater competitive threat. We believe the principal competitive factors in our market include the following:

●	speed and ease of implementation;

●	product functionality;

●	financial stability and viability of the vendor;

●	product adoption;

●	ease of use and rates of user adoption;

●	low total cost of ownership and demonstrable cost-effective benefits for customers;

●	performance, security, scalability, flexibility and reliability of the service;

●	ease of integration with existing applications;

●	quality of customer support;

●	availability and quality of implementation, consulting and training services; and

●	vendor reputation and brand awareness.

Our efforts to expand our service beyond the SaaS market may not succeed and may reduce our revenue growth rate.

We derive substantially all of our revenue from subscriptions to our SaaS computing application service, and we expect this will continue for the foreseeable future. The market for our computing platform is new and unproven, and it is uncertain whether our efforts will ever result in significant revenue for us. Our efforts to expand our service beyond the SaaS market may not succeed and may reduce our revenue growth rate.

As more of our sales efforts are targeted at larger enterprise customers, our sales cycle may become more time-consuming and expensive, we may encounter pricing pressure and implementation challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

As we target more of our sales efforts at larger enterprise customers, we will face greater costs, longer sales cycles and less predictability in completing some of our sales. In this market segment, the customer’s decision to use our service may be an enterprise-wide decision and, if so, these types of sales would require us to provide greater levels of education regarding the use and benefits of our service, as well as education regarding privacy and data protection laws and regulations to prospective customers with international operations. In addition, larger customers may demand more customization, integration services and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting sales and professional services resources to a smaller number of larger transactions, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.

If we are not able to develop enhancements and new features to our existing service or acceptable new services that keep pace with technological developments, our business will be harmed.

If we are unable to develop enhancements to and new features for our existing service or acceptable new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature or edition. Failure in this regard may significantly impair our revenue growth. In addition, because our service is designed to operate on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our service to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our service to operate effectively with future network platforms and technologies could reduce the demand for our service, result in customer dissatisfaction and harm our business.

14

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. While we have a few U.S. patents and many other U.S. patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, our existing patents and any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our service is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

If we fail to develop our brands cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of the SaaS platform to facilitate operation of various software platforms in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable secure and useful services at competitive prices. In the past, our efforts to build our brands have involved significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brands. If we fail to successfully promote and maintain our brands, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Our business could be adversely affected if our customers are not satisfied with implementation and customization services provided by us or our partners.

Our business depends on our ability to satisfy our customers, both with respect to our platform and the professional services that customize our SaaS service and platform to meet our customers’ business needs. Professional services may be performed by our own staff, or by a third party or a combination of the two. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers. If a customer is not satisfied with the quality of work performed by us or a third party or with the type of services or solutions delivered, then we could incur additional costs to address the situation, the profitability of that work might be impaired, and the customer’s dissatisfaction with our services could damage our ability to obtain additional work from that customer. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for SaaS solutions and restricting our ability to store, process and share data with our customers. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

15

We are dependent on our management team and development and operations personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends substantially upon the continued services of our executive officers and other key members of management, particularly our Chief Executive Officer. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Such changes in our executive management team may be disruptive to our business. We are also substantially dependent on the continued service of our existing development and operations personnel because of the complexity of our service and technologies. We do not have employment agreements with any of our executive officers, key management, development or operations personnel and, therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our operations and increasing customer base.

In the technology industry, there is substantial and continuous competition for engineers with high levels of experience in designing, developing and managing software and Internet-related services, as well as competition for sales executives and operations personnel. We may not be successful in attracting and retaining qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If our stock price performs poorly, it may adversely affect our ability to retain highly skilled employees. In addition, since we expense all stock-based compensation, we may periodically change our stock compensation practices, which may include reducing the number of employees eligible for options or reducing the size of equity awards granted per employee. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Our business is subject to changing regulations regarding corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded. Our efforts to comply with new and changing regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, our business may be harmed.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers, and could decrease demand for our services. The majority of our research and development activities, corporate headquarters, information technology systems, and other critical business operations, are located near major seismic faults in the San Francisco Bay Area. Because we do not carry earthquake insurance for direct quake-related losses, and significant recovery time could be required to resume operations, our financial condition and operating results could be materially adversely affected in the event of a major earthquake or catastrophic event.

16

Risks Related to Ownership of Our Common Stock

The market price of our common stock is likely to be volatile and could subject us to litigation.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the market price of our common stock has been and is likely to continue to be subject to wide fluctuations. Factors affecting the market price of our common stock include:

●	variations in our operating results, earnings per share, cash flows from operating activities, deferred revenue, and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;

●	forward looking guidance to industry and financial analysts related to future revenue and earnings per share;

●	the net increases in the number of customers and paying subscriptions, either independently or as compared with published expectations of industry, financial or other analysts that cover our company;

●	changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our common stock;

●	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

●	announcements by us or by our competitors of mergers or other strategic acquisitions, or rumors of such transactions involving us or our competitors;

●	announcements of customer additions and customer cancellations or delays in customer purchases;

●	recruitment or departure of key personnel;

●	disruptions in our service due to computer hardware, software or network problems;

●	the economy as a whole, market conditions in our industry, and the industries of our customers; and

●	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are to become the subject of such litigation, it could result in substantial costs and a diversion of management’s attention and resources.

If securities analysts stop publishing research or reports about us or our business or if they downgrade our stock, the market price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our stock or lower their future stock price targets or estimates of our operating results, our stock price could decline rapidly. Furthermore, if one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause the market price of our common stock to decline.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors, and several stockholders and their affiliated entities together beneficially own a majority of our outstanding common stock. As a result, these stockholders, if they act together or in a block, could have significant influence over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions, even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

17

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

●	establish a classified board of directors so that not all members of our board are elected at one time;

●	permit the board of directors to establish the number of directors;

●	provide that directors may only be removed “for cause” and only with the approval of 66 2/3 percent of our stockholders;

●	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

●	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

●	eliminate the ability of our stockholders to call special meetings of stockholders;

●	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

●	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15 percent or more of our common stock.

Item 2. Financial Information.

Please see attached financial statements.

Item 3. Properties.

The issuer participates in a shared services agreement with JPC Investment Group, LLC, (JPC) a related party, and has the use of office space, telephone services, computers, and administrative support including accounting services. In exchange for these services the issuer provides information technology management services to JPC. The office is located in Alpharetta, Georgia. The issuer had utilized independent contractors in Romania who provide their own equipment and machinery. That relationship is now ended. The Company operates an office in Romania, in conjunction with these contractors. This lease for this office space is personally guaranteed and is an obligation of Mr. Connor.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Title of Class		Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class

Common Stock	1	Jeffrey Cosman	13,000,000	41.3260%
		235 Atlanta Prvidence Ct.
		Milton, GA 30004

Common Stock	2	Legacy Waste Solutions, Inc.	3,000,000	9.5370%
		235 Atlanta Prvidence Ct.
		Milton, GA 30004

Common Stock		Machiavelli LTD, LLC	2,494,634	7.9300%
		1111 Alderman Drive
		Suite 210
		Alpharetta, GA 30005

Common Stock		Jeffrey D. Martin	1,643,571	5.2250%
		5920 Banyan Terrace
		Plantation, FL 33317

1	Jeffrey Cosman is the Chief Exective Officer and sole Director of the Company.

2	Jeffrey Cosman owns controlling interest in Legacy Waste Management Solutions Inc.

18

Item 5. Directors and Executive Officers.

Identification of Directors and Executive Officers

Jeff S. Cosman, CEO and Chairman, age 42, has more than 10 years experience in the solid waste industry from local operations up to corporate accounting and finance, along with growing up in the industry under his father’s leadership. Mr. Cosman holds a B.B.A. in Managerial Finance and Banking & Finance, and a Bachelors of Accountancy from the University of Mississippi. Mr. Cosman was drafted by the New York Mets and played professional baseball in the minor leagues. Mr. Cosman is also the son of Jim Cosman, Sr., former President & COO of Republic Services. In addition, Mr. Cosman has 10 years of experience in various leadership roles within the medical device industry. Mr. Cosman held financial roles in Republic Services and started Market Street Capital, JC Waste Solutions, Legacy Waste Solutions and Dynamic Molecular Solutions. In 2010, Mr. Cosman began formally working on creating cDetails & cConnects, mobile-based applications for customer service and fleet/asset management. Mr. Cosman also founded Legacy Waste Solutions, LLC, which is a Compressed Natural Gas consulting business and is partner in Rosewood Communication Supply, a warehouse centric telecom parts and supplies distributor.

James P. Canouse, age 45 EVP: served as President of F-3 Technologies, Inc. from June 1, 2009 until April 12, 2013.. Previously Mr. Canouse served as the Senior Director of Investment Banking of JPC Capital Partners Inc. (also known as Corpfin.com, Inc.) since January 2004. He co-founded Corpfin.com and served as its Senior Vice President of Sales. Before his tenure at JPC Capital Partners, Inc., Mr. Canouse severed as the President of Investment Banking at J.P. Carey Securities, Inc., a FINRA/NASD and SIPC member firm. Mr. Canouse led business development efforts for J.P. Carey, which specializes in private financings, restructurings, crisis situations and shareholder matters.

Specifically, Mr. Canouse provided investment banking leadership focused on the Private Investments in Public Entities, or PIPE’s market. Mr. Canouse, who has over 18 years of investment banking experience, is a seasoned advisor who has raised or restructured billions of capital over the last decade for clients in a variety of industries in addition to serving as strategic and financial advisor on numerous transactions. Mr. Canouse began his career as an investment advisor with International Assets Advisory Corporation, where he specialized in emerging market equities and European debt. Mr. Canouse holds a B.B.A. from the School of Business Administration at Stetson University in Deland Fl.

Jimmie N. Carter, age 67 CFO: Serves as CFO for F3 Technologies Inc. Previously he was EVP and CFO for JPC Capital Partners, Inc. a FINRA licensed registered broker dealer and fully reporting SEC publicly traded company. Prior to joining JPC Capital Mr. Carter was Assistant Vice President and Treasurer of ING’s US Investment Centre and Director of Cash and Banking, US and Canada, for TRW Inc. Mr. Carter held a series 27 license. He holds a BS in Finance and Management from Florida State University, Tallahassee, FL, an MBA in Finance from Temple University, Philadelphia, Pa., and is a Certified Cash Manager.

Legal Proceedings

None of the directors or executive officers of the Company have been involved in a criminal proceeding or named as a defendant in a pending criminal proceeding, have been involved in nor named in any order, judgment, or decree by any court which enjoined, barred, suspended nor limited them to participate in any type of business activity.

None of the foregoing persons have been named in any finding or judgment by any court, the Securities and Exchange Commission, the Commodity Futures Trading Commission, nor any state securities regulator as to a violation of federal or state securities or commodities law.

None of the foregoing persons have been named in any order by a self-regulatory organization that barred, suspended, or otherwise limited their involvement in any type of business or securities activity.

19

Item 6. Executive Compensation

Summary Compensation Table

The table below summarizes the annual and long-term compensation for services in all capacities to us payable to our officers and directors for the fiscal years ended September 30, 2013 and 2012.

							Nonqualified
						Non-Equity	Deferred
Name and	Fiscal			Stock	Option	Incentive Plan	Compensation	All Other
Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
		$	$	$	$	$	$	$	$
Frank Connor	2013	1,190	-0-	-0-	-0-	-0-	-0-	-0-	1,190
	2012	-0-	-0-	110,000	-0-	-0-	-0-	-0-	110,000

Item 7. Certain Relationships and Related Transactions, and Director Independence.

On September 5, 2013, by way of a board resolution and due to a key employee’s desire to leave the Company to pursue other interests, Jeffrey Cosman (Cosman) was appointed as the CEO of the Company and replaced Francis Connor as CEO and Secretary of the Company. In an Assignment Agreement dated September 5, 2013, Connor assigned 13,000,000 shares of his personal restricted common stock and 2,000 of his personal Series “A” Preferred shares to Cosman. There was no financial consideration paid for these shares. This assignment made Mr. Cosman the controlling and majority shareholder of the Company. At the time of this filing Mr. Cosman personally and by way of controlling Legacy Waste Solutions LLC owns or controls 16 million shares which equates to roughly 50.8% of the common shares issued and outstanding. The Series A Preferred share that Mr. Cosman owns is not convertible into common shares of the Company; however, it shall entitle him to the number of votes, collectively, which shall equal seventy percent (70%) of the total number of votes that may be cast, including the votes of the issued and outstanding common stock as well as any shares of series A Preferred outstanding.

The make-up of the Board of Directors currently includes no independent directors and only has one member, Mr. Cosman. There are currently no committees of the Board. The Board intends to establish a means whereby shareholders may communicate with us for any purpose. This may be done now simply by emailing Mr. Cosman at jeff@f3technologies.com.

Item 8. Legal Proceedings.

There are no legal proceedings involving the Company, its officers or directors.

Item 9. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Currently, the Company’s shares are traded on the OTC Market.

As of November 13, 2013, there were 27,020,704 shares issued and outstanding. The Company has 402,000,000 shares authorized. No dividends have been paid or are scheduled to be paid. The Company currently has no equity compensation plan.

The following table gives the high and low price of the Company’s shares for the periods indicated.

Quarter Ending
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011

High	$0.0475	$0.0200	$0.0400	$0.0600	$0.2200	$0.3600	$0.7200	$0.9200
Low	$0.0015	$0.0015	$0.0200	$0.0200	$0.0200	$0.1000	$0.1800	$0.1600

20

Item 10. Recent Sales of Unregistered Securities.

Date	Share Owner	Shares Issued	Value	Purpose
10/6/2011	Constantine Financial Management LLC	62,500	$17,500	Debt conversion
10/6/2011	Smallcap Support Services	15,000	$6,900	Vendor settlement
10/24/2011	Fairhills Capital Offshore	100,000	$20,000	Private placement
11/3/2011	Jeremy Harrison	25,000	$10,000	Employee incentive
12/12/2011	Frank Connor	125,000	$110,000	Employee incentive
12/12/2011	James Canouse	125,000	$28,237	Debt conversion
12/14/2011	Fairhills Capital Offshore	145,000	$40,000	Private placement
12/15/2011	Machiavelli Ltd LLC	50,000	$5,000	Debt conversion
12/15/2011	Machiavelli Ltd LLC	75,000	$7,500	Debt conversion
12/21/2011	Anvil Financial Management LLC	50,000	$5,000	Debt conversion
12/21/2011	Constantine Financial Management LLC	75,000	$7,500	Debt conversion
2/14/2012	Machiavelli Ltd LLC	118,881	$15,000	Debt conversion
3/9/2012	Fairhills Capital Offshore	205,000	$35,000	Private placement
3/28/2012	Anvil Financial Management LLC	125,000	$15,000	Debt conversion
3/28/2012	Constantine Financial Management LLC	125,000	$15,000	Debt conversion
3/28/2012	Machiavelli Ltd LLC	145,750	$17,500	Debt conversion
4/11/2012	Fairhills Capital Offshore	212,500	$25,000	Private placement
5/30/2012	Camille Barbone	5,000	$800	Vendor settlement
6/4/2012	EMSEG & CO	265,000	$18,000	Private placement
7/6/2012	EMSEG & CO	275,000	$16,000	Private placement
7/19/2012	EMSEG & CO	250,000	$17,500	Private placement
7/23/2012	Anvil Financial Management LLC	248,570	$15,000	Debt conversion
7/23/2012	Constantine Financial Management LLC	290,000	$17,500	Debt conversion
7/23/2012	Machiavelli Ltd LLC	368,570	$22,500	Debt conversion
9/7/2012	EMSEG & CO	475,000	$19,000	Private placement
10/15/2012	EMSEG & CO	500,000	$7,500	Private placement
10/21/2012	Anvil Financial Management LLC	336,500	$7,500	Debt conversion
10/23/2012	Constantine Financial Management LLC	336,500	$7,500	Debt conversion
10/23/2012	Machiavelli Ltd LLC	448,500	$10,000	Debt conversion
11/9/2012	EMSEG & CO	650,000	$10,000	Private placement
12/10/2012	Baron Agee	100,000	$2,000	Employee incentive
1/25/2013	Camille Barbone	500,000	$10,000	Vendor settlement
6/13/2013	Frank Connor	13,000,000	$66,300	Employee incentive
9/16/2013	Halkos Medical Consultants LLC	42,857	$43	Product acquisition
9/16/2013	Legacy Waste Solutions	3,000,000	$3,000	Product acquisition
9/16/2013	Rick Diemert	128,572	$129	Product acquisition
9/16/2013	TTK Development LLC	1,114,285	$1,114	Product acquisition

All of the above issuances were private placements and as such were exempt from registration under § 4(1) of the Securities Act of 1933.

Item 11. Description of Registrant’s Securities to be Registered.

Common stock of the registrant is being registered hereby. There are no special provisions in the articles of incorporation that would add or deleted any normal rights of shareholders found in the Delaware corporate law.

Item 12. Indemnification of Directors and Officers.

The Company currently has no indemnification provisions for any directors or officers.

Item 13. Financial Statements and Supplementary Data.

Financial Statements called for by Regulation S-X are included in this registration statement at the end.

21

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no reportable changes or disagreements with accountants in the past two fiscal years.

Item 15. Financial Statements and Exhibits.

The following Financial Statements are included herein:

Report of Independent Registered Public Accounting Firm
Balance Sheets
Statements of Operations
Statements of Shareholders’ Deficit
Statements of Cash Flows
Notes to the financial statements

22

Here To Serve Holding Corp.

Financial Statements

Years Ended September 30, 2013 and 2012

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Here to Serve Holding Corp. (F/K/A F3 Technologies, Inc.)

We have audited the accompanying financial statements of Here to Serve Holding Corp. (a Delaware corporation), which comprise the balance sheets as of September 30, 2013 and 2012, and the related statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Here to Serve Holding Corp. as of September 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred a net loss of $185,655 for the year ended September 30, 2013, and the Company had an accumulated deficit of $3,773,149 at September 30, 2013 and net cash used in operating activities of $19,041 for the year ended September 30, 2013. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ D’Arelli Pruzansky. P.A.
Certified Public Accountants
Boca Raton, Florida
November 22, 2013

F-2

Here To Serve Holding Corp.

Balance Sheets

	September 30, 2013	September 30, 2012
ASSETS
Current Assets
Cash	$495	$9,615
Advances To Officers	—	17,254
Total Current Assets	495	26,869

Property and Equipment, net of accumulated depreciation of $7,090 and $4,389, respectively	—	2,701

Other Assets
Capitalized Software	279,608	—
Purchased Software, net of accumulated amortization of $0 and $19,814, respectively.	—	2,414
Total Other Assets	279,608	2,414

TOTAL ASSETS	$280,103	$31,984

LIABILITIES & SHAREHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Accounts Payable	$442	$10,691
Accrued Salaries	—	66,300
Convertible Notes Payable	562,921	616,767
Accrued Interest Payable	164,691	92,988
Notes due related parties	550,929	334,262
Other Current Liabilities	14,208	2,519
Total Current Liabilities	1,293,191	1,123,527

Shareholders’ Deficit
Preferred Stock - Par Value $.001,Authorized 2,000,000, Outstanding 2,000,000 and 2,000,000, respectively	2,000	2,000
Common Stock - Par Value $0.001, Authorized 400,000,000, Outstanding 25,020,704 and 4,863,495, respectively	25,021	4,864
Additional Paid In Capital	2,733,040	2,489,087
Accumulated Deficit	(3,773,149)	(3,587,494)
Total Shareholder’s Deficit	(1,013,088)	(1,091,543)
TOTAL LIABILITIES & SHAREHOLDERS’ DEFICIT	$280,103	$31,984

See accompanying notes to financial statements.

F-3

Here To Serve Holding Corp.

Statements of Operations

For the Year Ended September 30,

	2013	2012
Income
Revenue
Software sales	$6,128	$21,966
Consulting services	38,624	69,900
Other income	3,267	326
Total Revenue	48,019	92,192

Expense
Compensation and Related Expense	21,139	230,712
Depreciation and Amortization	9,571	97,807
Branch Office Expense	—	8,096
Professional Services	8,330	45,078
Information Processing Expense	12,801	37,223
Marketing Expense	5,904	18,639
Bank, Brokerage, and Credit Card Expense	3,219	6,070
Impairment Expense	—	214,440
Product Development Expense	50,290	1,781
Communication Expense	4,131	4,601
State & Local Taxes	1,698	2,435
Travel & Entertainment	24	5,395
Dues and Subscriptions	316	2,328
Miscellaneous expenses	—	2,764
Bad Debts	—	34,675
Total Expenses	117,423	712,044

Loss From Operations	(69,404)	(619,852)

Other Expenses
(Gain) Loss on Note Conversions	(3,250)	61,141
Interest Expense	119,501	89,794
Loss on Sale of Marketable Securities	—	5,703
	116,251	156,638

Net Loss before income taxes	(185,655)	(776,490)

Income tax expense	—	—

Net Loss	(185,655)	(776,490)

Basic and Diluted Net Loss Per Share $	$(0.02)	$(0.31)

Weighted Average Number Of Shares Outstanding (Basic and Diluted)	11,496,462	2,515,516

See accompanying notes to financial statements.

F-4

Here To Serve Holding Corp.

Statements of Shareholders’ Deficit

For The Years Ended September 30, 2013 and 2012

	Common Shares	Common Stock, Par	Preferred Shares	Preferred Stock, Par	Additional Paid in Capital	Accumulated Deficit	Total

Balance September 30, 2011	906,724	$907	2,000,000	$2,000	$1,378,337	$(2,811,004)	$(1,429,760)
Common stock issued in connection with debt conversions	1,859,271	1,859	—	—	398,697	—	400,556
Common stock issued to employees and officers	150,000	150	—	—	119,850	—	120,000
Common stock issued to vendors for settlement of accounts payable	20,000	20	—	—	7,680	—	7,700
Common stock issued for cash	1,927,500	1,928	—	—	188,573	—	190,501
Accrued salaries forgiven- former officer	—	—	—	—	395,950	—	395,950
Net loss	—	—	—	—	—	(776,490)	(776,490)
Balance September 30, 2012	4,863,495	$4,864	2,000,000	$2,000	$2,489,087	$(3,587,494)	$(1,091,543)

Common stock issued in connection with debt conversions	1,621,500	1,621	—	—	55,108	—	56,729
Common stock issued to employees and officers	13,100,000	13,100	—	—	55,200	—	68,300
Common stock issued to acquire software products	4,285,714	4,286	—	—	92,743	—	97,029
Common stock issued for cash	1,150,000	1,150	—	—	16,350	—	17,500
Accrued expenses forgiven- former officer	—	—	—	—	24,552	—	24,552
Fractional shares cancelled due to reverse stock split	(5)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(185,655)	(185,655)
Balance September 30, 2013	25,020,704	$25,021	2,000,000	$2,000	$2,733,040	$(3,773,149)	$(1,013,088)

See accompanying notes to financial statements.

F-5

Here To Serve Holding Corp.

Statements of Cash Flows

For the Years Ended September 30, 2013 and 2012

	2013	2012
OPERATING ACTIVITIES
Net loss from operations	$(185,655)	$(776,490)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation & Amortization	9,571	97,807
Stock issued to vendors for service	—	7,700
Stock based compensation	2,000	120,000
Premium Expense	41,666	11,846
(Gain) Loss on note conversions	(3,250)	61,141
Impairment Expense	—	214,440
Note for services	—	20,000
Loss on sale of marketable securities	—	5,703
Bad debt expense	—	34,675
Changes in working capital items:
Accounts payable	14,053	1,634
Accounts receivable	—	(3,175)
Advances to officers	17,254	(17,254)
Other current liabilities	11,689	1,339
Accrued interest payable	73,631	79,244
Cash flow from operating activities	(19,041)	(141,390)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities	—	19,297
Purchased capitalized software	—	(76,914)
Purchased equipment	—	(795)
Purchased software	(7,579)	(44)
Cash flow from investing activities	(7,579)	(58,456)

FINANCING ACTIVITIES
Proceeds from common stock sold	17,500	190,501
Related party loans	—	—
Cash Contributed Officer	—	—
Cash flow from financing activities	17,500	190,501

Net change in cash	(9,120)	(9,345)
Beginning cash	9,615	18,960
Ending Cash	$495	$9,615

Supplemental disclosure of cash flow information:
Cash paid for income taxes	—	—
Cash paid for interest	—	—

Supplemental Non-Cash Investing and Financing Information:
Common stock issued in connection with debt conversions	55,108	339,416
Common stock issued to employees and officers	66,300	—
Common stock issued to vendors for settlement of accounts payable	—	—
Common stock issued to acquire software products	97,029	—
Debt forgiveness former officer.	24,553	395,950

See accompanying notes to financial statements.

F-6

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Business

Here To Serve Holding Corp. f/k/a F3 Technologies, Inc. (“the Company” or “Here To Serve,”) was incorporated in the State of Delaware on September 22, 1983. In 2013, the Company changed its name to Here To Serve Holding Corp.

Here To Serve is an Atlanta based Software-as-a-Service (SaaS) development company and application service provider that offers innovative on-demand web and mobile solutions to businesses and consumers.

Here To Serve Holding Corp. began operations in March 2002. Until 2009, the Company focused on developing software, implementing its initial marketing strategy, and building customer relationships. In 2009, the Company transitioned to a “public business entity” when its stock began trading on the OTC Market exchange under the symbol FTCH, and took initial steps to raise adequate capital to complete its business plan. Over the next several years, the Company completed a number of successful software development contracts but failed to finalize development of its own primary priority products. As a result, revenue declined and capital market confidence in the Company diminished. On September 05, 2013, the CEO and Secretary of Here To Serve Holding Corp. was replaced.

Effective April 30, 2013 the Company affected a 1 for 200 reverse stock split, reducing the number of issued and outstanding common shares from 1,546,999,105 to approximately 7,734,984. The effect of this reverse stock split have been applied retroactively for all periods presented.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America (“GAAP” accounting). The Company has adopted a September 30 fiscal year end.

Cash and Cash Equivalents

Here To Serve considers all highly liquid investments with maturities of three months or less to be cash equivalents. At September 30, 2013 and September 30, 2012, the Company had $495 and $9,615 of cash, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts payable, other liabilities, accrued interest, notes payable, and an amount due to a related party. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Income taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, “Accounting for Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities

F-7

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of the ASC 740 -10 related to, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions will be highly certain of being upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 Definition of Settlement, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. Management has not yet determined for which tax years the Company may have unfiled tax returns. Therefore, as of September 30, 2013, all tax years ending September 30, 2012 and prior may be subject to audit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in 2013 and 2012 include stock-based compensation, and the useful lives and valuation of property and equipment and intangible assets.

Accounts Receivable

The Company had no accounts receivable, at September 30, 2013 and 2012.

Intangible Assets

Intangible assets consist of assets acquired and costs incurred in connection with the development of the Company’s capitalized software.

Software Development Costs

The Company applies the principles of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that the software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is release for sale, software development cost must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product.

F-8

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence that an arrangement exists, the revenue is fixed or determinable, the products are fully delivered or services have been provided and collection is reasonably assured.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company charges $214,440 to impairment expense in the year ended September 30, 2012.

Concentration of Credit Risks

The Company maintains its cash and cash equivalents in bank deposit accounts, which could, at times, exceed federally insured limits. The Company has not had balances exceeding such limits and has not experienced any losses in such accounts; however, amounts in excess of the federally insured limit may be at risk if the bank experiences financial difficulties. The Company reviews the credit worthiness of its banks on a periodic basis.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. At September 30, 2013 the Company had a series of convertible notes outstanding that could be converted into approximately 39,170,000 common shares. These are not included in the diluted shares outstanding since the company incurred a loss and the effect of these shares would be anti-dilutive.

Stock-Based Compensation

Stock-based compensation to employees is accounted for at fair value in accordance with ASC Topic 718. Compensation for share-based payments to employees is based on their grant date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. In December 2012 the Company issued 150,000 shares of common stock to employees as incentive compensation. To date, the Company has not adopted a stock option plan and has not granted any stock options.

Non-employee Stock-based Compensation

The cost of stock based compensation awards issued to non-employees for services are recorded at either fair value of the services rendered or the instrument issued in exchange for such services, whichever is more readily determinable, based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

F-9

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. The Company has depreciated the equipment using the straight-line method over the useful lives of the equipment. The useful lives are estimated to be between 3 and 7 years.

At September 30, 2012 equipment consisted of:

	2013	2012
Equipment	$7,090	$7,090

Total Equipment	$7,090	$7,090
Less: Accumulated Depreciation	(7,090)	(4,389)
Equipment, net	$—	$2,701

Purchased Software	$22,228	$22,228

Total Purchased Software	$22,228	$22,228
Less: Accumulated Amortization	(22,228)	(19,814)
Purchased Software, net	$—	$2,414

NOTE 4 – NOTES RECEIVABLE

In June and August of 2010 the Company received two convertible notes receivable, totaling $62,000, from Tivus Inc., a public company, to formalize the amount due to the Company for work completed on Tivus’s website. In August 2011, November 2011, and June 2012 the Company converted $37,000 of the notes to common stock of Tivus and sold the stock at a loss of $16,568 on these transactions, of which $5,703 was recorded as of September 30, 2012. The remaining $25,000 was deemed uncollectible and could not be converted to common stock of Tivus. The Company recorded a charge to bad debt expense for $25,000 on September 30, 2012.

NOTE 5 – CAPITALIZED SOFTWARE

The Company acquired a software product in September 2013, from Covi Point, LLC, a company owned by our CEO. This asset will be amortized over a three to five year period using a straight-line method of depreciation for book purposes once placed in service. The asset was purchased, for approximately $272,000, by the issuance of convertible notes in the amount of $175,000 and the issuance of 4,285,714 common shares of the Company to the shareholders of Covi.

The value of the assets of Covi were determined using the sellers original cost basis, which approximated the fair value of the consideration paid due to the related party nature of the transaction. The acquisition was accounted for as an asset purchase.

NOTE 6 – NOTE PAYABLE

Previously, beginning January 8, 2008 the Company issued a series of one year convertible promissory notes to finance operations. The notes were issued to a related party, generally earned interest at 8%, and could be convertible into common stock of the Company at a discount 35% of the lowest average trading prices for the stock during periods five to three days prior to the conversion date. A number of these notes were converted into stock. The notes included a default interest rate of 12% if not paid at maturity or converted to common stock. All but four of the notes went to default. Total outstanding on these notes was $365,900 and $400,900 as of September 30, 2013 and 2012 respectively. Due to the conversion feature included in the notes, the Company has recorded a premium expense on the notes totaling $197,021 and $215,867 as of September 30, 2013 and 2012 respectively. These amounts have been included in interest expense by the Company at the time the notes were recorded.

F-10

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 6 – NOTE PAYABLE (CONTINUED)

The Company also issued three notes to related parties between June 2010 and April 2012. Two of these notes were issued to employees for services and totaled $220,000 with a premium of $118,461, which has also been included in interest expense by the Company at the time the notes were recorded. The third note, in the amount of $25,000, was issued for cash. This note had a premium of $37,500 which has been included in interest expense by the Company at the time the note was issued. The Company issued three promissory notes during the twelve month period ended September 30, 2013 to related parties as part of the acquisition of the Covi Point software product and notes. These notes totaled $175,000 and are generally convertible into common stock of the Company at discounts of 10 % to 20% of the lowest average trading prices for the stock during periods five to one day prior to the conversion date. These notes bears interest at 6% to 8%, are unsecured, and matures (including premium payable), within one year of the date issued. The Company recorded a premium expense on these notes totaling $41,667 at the time the notes were issued. This amount has been included in interest expense by the Company. Total outstanding on these notes was $550,929 and $334,262 as of September 30, 2013 and 2012 respectively.

NOTE 7 – STOCKHOLDERS’ EQUITY

The Company has 400,000,000 shares of common stock authorized with a par value of $0.001 and 2,000,000 shares of Preferred stock with a par value of $0.001. Effective April 30, 2013 the Company effected a 1 for 200 reverse stock split. There were 25,020,704 common shares outstanding and 2,000,000 Preferred shares outstanding at September 30, 2013.

During the year ended September 30, 2012, the Company issued a total of 3,956,771 shares of common stock.

The Company issued 1,859,271 shares of common stock in connection with various debt conversions throughout the year. The notes payable were to be converted at a 35% discount to the average bid price on the three days prior to the date of conversion. The conversions prices ranged from $0.02 to $3.86. The conversions were not done at the agreed conversions terms resulting in an additional net loss of $61,141 for the year ended September 30, 2012, which has been recorded as other expenses.

The Company issued 150,000 shares of common stock to employees and officers, of which 25,000 shares were issued at $0.40 per share, the fair market value, and 125,000 shares at $0.88 per share, the fair market value, based on the current quoted trading price. The total amount recorded as compensation expense was $120,000.

The Company issued 20,000 shares of common stock, of which 5,000 shares were issues at $0.16 per share, the fair market value, and 15,000 shares at $0.46, the fair market value.

The Company sold 1,927,500 shares of common stock for cash, at prices ranging from $0.04 to $0.28 per share.

The Company eliminated $395,950 of accrued salaries payable to the former CEO in accordance with his debt settlement agreement. This was recorded against additional paid in capital.

F-11

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 7 – STOCKHOLDERS’ EQUITY (CONTINUED)

During the year ended September 30, 2013, the Company issued a total of 20,157,214 shares of common stock.

The Company issued 1,621,500 shares of common stock in connection with various debt conversions throughout the year. The notes payable were to be converted at a 35% discount to the average bid price on the three days prior to the date of conversion. The conversions price ranged from $0.0174 to $0.038. The conversions were not done at the agreed conversions terms resulting in an additional net gain of $3,250 for the year ended September 30, 2013, which has been recorded as other income/expenses.

The Company issued 13,000,000 shares of common stock to the former CEO, in exchange for settlement of accrued salaries. The shares were issued $0.0051 which is the fair market value at time of issuance.

The Company issued 100,000 shares of common stock to an employee, at $0.02 per share, the fair market value at the time of issuance.

The Company issued 4,285,714 shares of common stock as part of the acquisition of software products from Covi Point, LLC. See note 5. The shares were issued $0.0226, the fair market value at time of issuance

The Company sold 1,150,000 shares of common stock for cash, at $0.015 per share.

The Company mitigated $24,552 of expenses payable to the former CEO in accordance with his debt settlement agreement. This was recorded against additional paid in capital.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has no leased office space at the present time. Management shares an office with Machiavelli Ltd. LLC, a related party, in Alpharetta, Georgia and currently is not obligated to pay rent.

NOTE 9 – GOING CONCERN

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $3,773,149 and a working capital deficit of $1,292,696 at September 30, 2013, net loss for the year ended September 30, 2013 of $185,655 and cash used in operations of $19,041. While the Company is attempting to increase sales, the growth has yet to achieve significant levels to fully support its daily operations. Management’s plans with regards to this going concern are as follows:

While the Company believes in the viability of its strategy to improve sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan and generate greater revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management believes that the actions presently taken to further implement its business plan and general additional revenues provide the opportunity for the Company to continue as a going concern. The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern. However, the Company had limited revenues as of September 30, 2013 but was able to raise additional working capital in October 2013. See subsequent events.

F-12

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 10 - INCOME TAXES

The Company is not current in its tax filings as of September 30, 2013. Management estimates that the Company has net operating loss carry forwards for federal income tax purposes of approximately $2.1 million at September 30, 2013, the unused portion of which, if any, expires in year 2033. The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes “ASC 740”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 “IRC 382” places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The table below summarizes the difference between the Company’s effective tax rate and the statutory federal rate as follows for the periods ended September 30, 2013 and 2012:

	2013	2012

Computed “expected” expense (benefit)	(35)%	(35)%
State tax expense (benefit), net of federal effect	(5)%	(5)%
Stock based compensation	2%	6%
Convertible note premium and losses	7%	4%
Increase in valuation allowance	31%	30%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax assets for the years ended September 30, 2013 and 2012 were as follows:

	2013	2012
Deferred tax assets:

Net operating loss carry forward	848,000	790,000
Total deferred tax asset	848,000	790,000
Less: valuation allowance	(848,000)	(790,000)
Net deferred tax asset	—	—

The Company has fully reserved the deferred tax asset due to substantial uncertainty of the realization of any tax assets in future periods. The valuation allowance was increased by $58,000 from the prior year.

F-13

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 11 – FAIR VALUE MEASUREMENT

The Company has adopted new guidance under ASC Topic 820, effective January 1, 2009. New authoritative accounting guidance (ASC Topic 820-10-15) under ASC Topic 820, Fair Value Measurement and Disclosures, delayed the effective date of ASC Topic 820-10 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until 2009.

ASC Topic 820 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. Further new authoritative accounting guidance (ASU No. 2009-05) under ASC

Topic 820 provides clarification that in circumstances in which a quoted price in an active market for the identical liabilities is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update.

The standard describes a fair value hierarchy based on three levels of input, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Input other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. There were no fair value transactions at September 30, 2013 and 2012.

NOTE 12 – IMPAIRMENT OF ASSETS

During the twelve months ended September 30, 2012 the Company reviewed the status of internally developed software. Management concluded that the completion of the development program would be too expensive for the Company to absorb and that the projected final product may not be of competitive when compared to similar products developed by other companies. Accordingly, it was decided to terminate the project and expense the unamortized capitalized software of $214,440. The amount was charged against earnings for the twelve months ended September 30, 2012.

NOTE 13 – RELATED PARTY TRANSACTIONS

On September 10, 2012 the Company eliminated $395,950 of accrued salaries owed the former CEO.

In December 2012, the Company issued 125,000 shares of common stock to the former CEO as compensation.

The Company issued three notes to related parties between June 2010 and April 2012. Two of these notes were issued to employees for services and totaled $220,000 with a premium of $118,461, which has also been deducted as interest expense by the Company at the time the notes were recorded. The third note, in the amount of $25,000, was issued for cash. This note had a premium of $37,500 which has been deducted as interest expense by the Company at the time the note was issued. Total outstanding on these notes was $579,166 and $362,499 as of September 30, 2013 and 2012 respectively.

F-14

HERE TO SERVE HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

NOTE 13 – RELATED PARTY TRANSACTIONS (CONTINUED)

On September 5, 2013 the Company replaced its CEO and Secretary. In the transaction the Company eliminated $24,553 of accrued expenses owed to the former CEO.

In June 2013 the former CEO of the Company, issued 13,000,000 shares of common stock to himself. This stock was subsequently transferred to Jeffrey Cosman upon his assumption as Chief Executive Officer of the Company. To date, the Company has not adopted a stock option plan and has not granted any stock options.

NOTE 14 – SUBSEQUENT EVENTS

On October 2, 2013 the Company issued a convertible note to a related party for $20,000. The note bears interest at 8%, is convertible into common stock of the Company, at a 25% discount to the three days average bid price on the three days prior to the date of conversion and matures within a year.

On October 29, 2013 the Company issued a convertible note to a related party for $100,000. The note bears interest at 10%, is convertible into common stock of the Company, at a 25% discount to the three days average bid price on the three days prior to the date of conversion and matures within a year.

On November 5, 2013 the Company changed the name to Here To Serve Holding Corp. Here To Serve is a Waste Management Company and Software as a Service (SaaS) platform provider that creates mobile and cloud based platforms and applications for industries ranging from law enforcement and municipalities to entertainment and B2B enterprises. Its products includes; Interactive Defense SystemTM, for law enforcement and other municipal departments; cConnectsTM, for efficient communication and fleet/asset management using mobile and web based portals; and FargoTubeTM (http://www.fargotube.com), a scalable and mobile platform for online distribution and social networking of entertainment professionals and their content.

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to September 30, 2013 through the date these financial statements were issued and has determined that it does not have any material subsequent events to disclose in these financial statements other than the events described above.

F-15

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed by the undersigned, hereunto duly authorized.

December 13, 2013	Here to Serve Holding Corp.

	By:	/s/ Jeff Cosman
Jeff Cosman, Chairman & CEO

23